802 Old Dixie Hwy, #2, West Palm Beach, FL 33407 877-564-4796

November 1, 2011

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E. Washington, D.C. 20549-8561

Re:	Healthway Shopping Network, Inc. (the “Company”)
Registration Statement on Form S-1 (Amendment 10)
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated October 5, 2011, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

General
1. Please do not file your request for effectiveness until after we have advised you that we have no further comments on your filing.

HWSN understands and is not filing the request to expedite the effectiveness of the document at this time.

2. We note your response to comment one in our letter dated August 24, 2011. In this regard, we note that your stock ownership table discloses that it is as of September 30, 2010. Please update the table as of the most recent practicable date.

We have reviewed the date of the stock ownership table on page 23 and the date is September 30, 2011.

3. We note your responses to comments three and six in our letter dated August 24, 2011.  However your phone number listed on your website is still disconnected and it is appears that you have not processed any consumer orders because your financial statements do not reflect any revenues. Please disclose whether your income statement for the period ended September 30, 2011 will reflect any revenues. If you do not have any revenues, please revise the filing in accordance with our prior comments three and six.

HWSN has made the following revisions to the S-1 Registration, Page 18

.  At this time, HWSN does not have a television shopping channel operating 24 hours per day. Additionally, HWSN has not generated any revenue from sales to date.

Further on Page 18,
Currently, HWSN has a fully functional ecommerce website, www.healthwayshoppingnetwork.com , with products available to the public for sale.  Additionally, HWSN has a Video on Demand website, www.healthwayshoppingnetwork.tv, where consumers can view the infomercials of various products that may interest the consumer prior to making a purchase of the product.

Prospectus Summary, page 5
4. We note your revised disclosures and response to comment four in our letter dated August 24, 2011. Please make similar revisions throughout your prospects. For example, please make similar revisions with regard to baby boomers in your Industry Overview disclosure on pages 21 and 22.

The following changes have been made to the Form S-1:

In this day and time, we are faced with the Baby Boomer generation getting older and overcoming the effects of aging on their health and physical abilities.  With this generation being the largest generation population count wise in the American history, as they age and face the effects of aging, it is management’s belief, they will spend any amount to be healthy and stay as young as possible.

It is management’s belief that this is the most opportune time to bring forward a Health oriented TV Shopping Channel.  Today would naturally be when the largest buying consumer audience is spending money to increase their health.  The Baby Boomer generation is the wealthiest generation and the largest generation population wise in American history in management’s opinion.  The Baby Boomers are in their fifties and older which means they are facing their sure old age and fighting to achieve optimal health and longevity during this period of their lives.  Spending for products that will provide better health and quality of life is going to be very high during these years.

Additionally, the American public is being bombarded by TV and media by mistakes being made by prescription drugs, pharmaceuticals and doctors.  With all this bad press, it is the opinion of management that the public in general is going to gravitate to a TV shopping channel dedicated to products that improve health in a natural way.   All qualitative and comparative statements previously disclosed are based on management’s belief and such belief is based on management’s past history and personal knowledge.

Finally, HWSN intends to utilize the top two marketing plans for high revenue generation available today.  Those two methods are television shopping channel which are topping the charts in record sale numbers and Internet sales of products.  The QVC and Amazon approaches combined may provide HWSN with strong revenue generation in management’s opinion.

Sales Projections Forecast, page 7
5. We note your response to comment two in our letter dated August 24, 2011. Since it appears that you do not have adequate support for your $64 million projected revenues in the first year even assuming adequate funding is achieved, please remove this section of the filing. Alternatively, provide a detailed analysis regarding how your disclosure complies with Item 10(b) of Regulation S-K.

HWSN has made the following modification to the S-1 Registration, Page 7

Sales Projections Forecast
The figures represented in this table are estimates of sales based on 100% funding in this offering. These figures are only estimates and will change substantially in accordance with the funds raised by this offering.  If the offering only raised 50% of the required funding, these numbers will be reduced in the same percentage.  These figures are only estimates based on obtaining the funds required by this offering.

HWSN’s reasonable basis for its good faith assessment of future performance is based upon market studies compiling historical data of the overall natural health industry (product market), including a comparative analysis of several revenue producing health companies’ historical revenue of the companies that sell products similar to HWSN.

Based upon our market studies, in 2009, the overall natural product health market generated over $13billion dollars in health product sales per the OrganicTrade Organization, www.ota.org.  Selecting several companies individually in the health products market industry for our comparative analysis of income studies, our determinations are as follows:

Market Study of Income from Health Foods Retail Sales of Random Companies
Company Name	HWSN Revenue comparison	2009
Whole Foods, Inc.		$8,031,620,000
	HWSN revenue % Comparison*	5094
GNC		$1,656,700,000
	HWSN revenue % Comparison*	1050.69
Vitamin Shoppe		$674,000,000
	HWSN revenue % Comparison*	427.46
Herbalife		$2,324,215,000
	HWSN revenue % Comparison*	1474.04
Atrium Innovation		$319,700,000
	HWSN revenue % Comparison*	202.76
HWSN	Annual revenue projection Yr-1	$1,576,769

HWSN is projecting annual revenue in its first year over 200 times lower than the lowest income company in its field based on these comparisons.  Additionally, HWSN is projecting revenue of 5094%  to 200 % lower than other competitors in the field.

The fact that HWSN cannot predetermine the exact amount of revenues the company will produce in 2011, the revenue projections pursuant to Item 10 of Regulation S-K are as follows based on the Sales Forecast chart below with an annual revenue projection of $ 1,576,769.   Additionally, HWSN has completed a market study of competitors in the same or similar field as HWSN in order to check the accuracy of their projected potential revenue.  The market study is based on figures obtained Organic Trade Association.  HWSN’s projected first year revenue based on the Sales Forecast chart of $1,576,769  is from 200 to 5094 %  lower than the revenue of the competitors.

The hypothetical assumption of $1,576,769 annual revenue is based on the company being fully funded and which will provide the company the ability to implement the following:

1.	National television coverage of the television channel available to 210,000,000 homes
2.	The television channel airing 24 hours per day, 7 days per week
3.	National advertising campaign to drive viewers to the channel to increase viewership and brand the company

Based on the above conditions and the past experiences of management, hypothetically, 1 % of the 210,000,000 homes will become viewers, which calculates to 2,100,000 viewers.  Of those potential viewers, approximately 0.024 % will buy one unit at a cost of $25 to $60 per unit.  That would be 50,802 units purchased in the first year of fully funded operations.  The Sales Forecast chart below indicates that there will be 50,802 units purchased in the first year of full operations.

The above figure represents achieving full funding.  As stated in this document, if the company is not fully funded, these figures will be less than those indicated in the Sales Forecast chart as the company will not be able to achieve national television and may only be in a few states with a lower population than the 210,000,000 homes.  The sales forecasts will reduce percentage wise with the funding.  For example, if the company is 10% funded, the annual revenue would only be $157,676.00 as the amount of television airtime, coverage areas, and the advertising and branding campaign will be limited to the markets the company can afford to cover with the funds obtained from the funding efforts.

Projections of Product Sales:

HWSN anticipates the product sales and profit margins to be as indicated in the following chart.  These figures are only estimates and will change substantially in accordance with the funds raised by this offering.  If the offering only raised 50% of the required funding, these numbers will be reduced in the same percentage.  These figures are only estimates based on obtaining the funds required by this offering.

Dilution of the Price you Pay for your Shares, page 16

6. It appears the dilution per share to new investors has been calculated incorrectly. In this regard, we note your offering price is $.75 and pro forma net tangible book value per share is $.038. Please review and revise your calculation of dilution to new investors.

The following corrections have been made to the S-1 Registration Statement on Page 16:

The following table illustrates the pro forma per share dilution described above assuming 7,500,000 shares are sold:

7,500,000
Shares Sold

Offering Price per share	$0.75

Net tangible book value per share before the offering	$(0.0004)

Pro forma net tangible book value per share after the offering	$.038

Dilution per share to new investors	$.028

Off-balance Sheet Arrangements, page 27

7. It appears that the date you have provided is incorrect, please revise.

The following changes have been made:

Off-balance Sheet Arrangements

Since our inception through, September 30, 2011 we have not engaged in any off-balance sheet arrangements

Related Party Transactions, page 30

8. We note your response to comment eight in our letter dated August 24, 2011. Please augment your disclose to provide more details concerning the services provided by Gary Capital Group to the company.

Changes to the S-1 include: Page 29

These costs included the initial start up costs of the company and the legal organization of the company.

In addition, Note 5. to your Financial Statements discloses that “Cleveland Gary, the Company’s President, loaned the Company $8,242 and $6,570 during the years ended December 31, 2010 and 2009, respectively.” In your disclosure here you states that Mr. Gary loaned $8,784 and $8,766 during the years ended December 31, 2010 and 2009, respectively. Please reconcile your disclosures.

Additional information has been added for clarification in the HWSN disclosure on page 29: Related Party Transactions

. Mr. Gary has loaned an additional $6,570 for the year ending December 31, 2009 as an additional Shareholders loan.  Mr. Gary additionally loaned the company $8,242 for the year ending December 2010.

Also, please identify the related party who loaned the company $3,100 and describe the relationship between Mr. Gary and the Black Shopping Channel, Inc.

Additional information has been added for clarification in the HWSN disclosure on page 29:

A related party, Black Shopping Channel, through common interest, loaned the company $3,100 through December 2010.  This loan was used for testing the sales of product through Black Shopping Channel, Inc. Black Shopping Channel, Inc. is a privately held company 74% owned by Cleveland Gary.

Finally, please disclose whether there are any agreements for these transactions. If so, please file the agreements as exhibits.

Further, the S-1 has been modified as shown on Page 29

There are no agreements for these transactions

Selling Security Holders, page 3

9. We note that you have added a section regarding selling security holders; however, you have not registered these transactions on the registration statement cover page or described these offerings anywhere else in the filing. In addition, the legal opinion does not opine on the resale shares. Please advise.

Healthway has made the following additions to the S1 Registration:

Registration Statement Cover page changes are as follows:
Calculation of registration fee
Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, $.0000001 par value per share	13,500,000	$.75	$10,125,000	$1175.51

(1)	Fee calculated in accordance with Rule 457(c) of the Securities Act of 1933. Proposed offering price used for calculating the fees.

Page 2 Registration Statement changes:
Preliminary Prospectus,   Subject to completion October    , 2011

HEALTHWAY SHOPPING NETWORK INCORPORATED

13,500,000 Shares of Common Stock

Healthway Shopping  Network Incorporated is offering a maximum of 7,500,000 shares of our common stock at $.75 per share, in a best effort, direct public offering, by our officers and directors. The offering will terminate within 180 days from the date of this prospectus. The Company will retain all proceeds received from these shares in this offering. There are no minimum purchase requirements for each investor.  All proceeds retained by the Company may not be sufficient to initiate operations.

This prospectus also relates to the offer for sale of up to 6,000,000 shares of our common stock by certain existing holders of the securities, referred to as Selling Security Holders throughout this document. We will not receive any of the proceeds of this offering. Except under certain circumstances, the Selling Security Holders will sell the shares from time to time through independent brokerage firms in the over-the-counter market at market prices prevailing at the time of sale.

There is a lack of any meaningful market value quotations for our shares.

The Company is not a blank check company because it has a specific business purpose and has no plans or intention to merge with an operating company.  None of the Company’s shareholders have plans to enter a change of control or change of management.  None of our current management has previously been involved with a development stage company that did not implement its business plan, that generated no or minimal revenues or was engaged in a change of control.

The Company intends to establish a public market for the shares being offered herein by listing on the OTC Bulletin Board.  To be quoted on the OTC Bulletin Board, a market maker must file an application on the Company's behalf to make a market in the common stock.

Page 31, S-1 Registration Document changes:
The shares may be sold or distributed from time to time by the Selling Shareholders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) privately negotiated transactions; (c) market sales (both long and short to the extent permitted under the federal securities laws); (d) at the market to or through market makers or into an existing market for the shares; (e) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and (f) a combination of any of the aforementioned methods of sale.

In the event of the transfer by any of the Selling Shareholders of its common shares to any pledgee, donee or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the Selling Shareholders who has transferred his, her or its shares.

In effecting sales, brokers and dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a selling security holder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling security holder if such broker-dealer is unable to sell the shares on behalf of the selling security holder. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above.

Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.  The Selling Shareholders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time, any of the Selling Shareholders may pledge shares of common stock pursuant to the margin provisions of customer agreements with brokers. Upon a default by a Selling Shareholder, their broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the Selling Shareholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any of the Selling Shareholders defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to this registration statement will be filed disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We and the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling security holder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M. All of the foregoing may affect the marketability of the common stock.

All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the Selling Shareholders, the purchasers participating in such transaction, or both.

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Legal Matters, page 33

10. Please revise to include a discussion of the judgment obtained against you by Dennis Chaberd in the Circuit Court for Martin County, Florida. See Item 103 of Regulation SK.  Please also ensure that you include in your disclosure all material pending legal proceedings. We may have additional comments after reviewing your response.

This judgment was satisfied on July 7, 2011.  Information regarding this case can be found  under Case # 09-573CA, 19th Judicial Circuit Court, Martin County, Florida.  There are no modifications necessary to the document, S-1 Registration

Financial Statements, page 35

11. We note the existence of an outstanding judgment against Healthway. The existence of a judgment would suggest that you have a probable loss contingency that should be recorded as a liability and expense in the financial statements. However we are unable to locate any disclosure suggesting such an accrual has been made. Please explain in detail how you have complied with ASC 450-20-25-2 or revise your financial statements to be compliant with GAAP.

This judgment was satisfied on July 7, 2011.  Information regarding this case can be found  under Case # 09-573CA, 19th Judicial Circuit Court, Martin County, Florida.  There are no modifications necessary to the document or the financial statements
12. Please note that an updated accountant’s consent should be provided with your next amendment.

A new accountant’s consent has been attached.

Part II, page 59

13. We note your response to comment 12 in our letter dated August 24, 2011. With regard to your Form S-1 Item 15 disclosure, due to the size of your print, your chart is illegible.  While retaining your disclosure, please provide it in a more readable format. See Rule 420 of Regulation C. In addition, please provide all the information required by Item 701 of Regulation S-K, including the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for each transaction, and state briefly the facts relied upon to make the exemption available.

The above referenced chart has been modified to a sizeable print as specified in Rule 420 of Regulation C.  Please See II-Item 15 for changes in the font size.

Exhibit 5.1

14. We note your response to comment 13 in our letter dated August 24, 2011. We also note that counsel has consented to her opinion being included as an exhibit to your filing.  Please revise the last paragraph to also include counsel’s consent to being named in the prospectus. Please also file the legal opinion as Exhibit 5.1 instead of Exhibit

The following changes have been made to the section:  Legal Counsel Providing Legal Opinion

Legal Counsel Providing Legal Opinion

 The validity of the issuance of the shares of common stock will be passed upon for the company by Nannarone & McMurdo, LLP.  Counsel has additionally consented to its opinion being included as an exhibit to this filing.  Additionally, counsel has consented to being named in the prospectus.

The legal counsel that passed its opinion on the legality of these securities is:

Nannarone & McMurdo, LLP
Matthew McMurdo
511 Sixth Avenue
Suite 800
New York, NY 10011

Sincerely

/s/Cleveland Gary

Cleveland Gary
CEO